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Exhibit No. 12(b)

BALTIMORE GAS AND ELECTRIC COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED AND PREFERENCE DIVIDEND REQUIREMENTS

	12 Months Ended
	December 2004	December 2003	December 2002	December 2001	December 2000
	(In Millions)
Income from Continuing Operations (Before Extraordinary Loss)	$166.3	$163.2	$143.1	$97.3	$143.5
Taxes on Income	102.5	105.2	93.3	60.3	94.2

Adjusted Income	$268.8	$268.4	$236.4	$157.6	$237.7
Fixed Charges:
Interest and Amortization of Debt Discount and Expense and Premium on all Indebtedness	$97.3	$112.8	$142.1	$158.8	$186.8
Interest Factor in Rentals	0.5	0.7	0.5	0.7	0.9

Total Fixed Charges	$97.8	$113.5	$142.6	$159.5	$187.7

Preferred and Preference Dividend Requirements: (1)
Preferred and Preference Dividends	$13.2	$13.2	$13.2	$13.2	$13.2
Income Tax Required	8.1	8.6	8.6	8.2	8.7

Total Preferred and Preference Dividend Requirements	$21.3	$21.8	$21.8	$21.4	$21.9

Total Fixed Charges and Preferred and Preference Dividend Requirements	$119.1	$135.3	$164.4	$180.9	$209.6

Earnings (2)	$366.6	$381.9	$379.0	$317.1	$425.4

Ratio of Earnings to Fixed Charges	3.75	3.36	2.66	1.99	2.27
Ratio of Earnings to Combined Fixed Charges and Preferred and Preference Dividend Requirements	3.08	2.82	2.31	1.75	2.03
(1)
Preferred and preference dividend requirements consist of an amount equal to the pre-tax earnings that would be required to meet dividend requirements on preferred stock and preference stock.

(2)
Earnings are deemed to consist of income from continuing operations (before extraordinary loss) that includes earnings of BGE's consolidated subsidiaries, income taxes (including deferred income taxes and investment tax credit adjustments), and fixed charges.

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BALTIMORE GAS AND ELECTRIC COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED AND PREFERENCE DIVIDEND REQUIREMENTS